Exhibit 4.37

English Summary

of

Agreement for Transfer of CDMA Business

Among

China Unicom Corporation Limited

and

China Unicom Limited

and

China Telecom Corporation Limited

China Telecom Corporation Limited (the “Company”), China Unicom Corporation Limited (“CUCL”) and China Unicom Limited (“Unicom”, together with CUCL, the “Unicom Group”), jointly the parties, entered into an Agreement for Transfer of CDMA Business (the “Acquisition Agreement”) on July 27, 2008.

(Unless the context otherwise provides, refer to the last section “DEFINITIONS” for the meanings of the capitalized terms used in this summary.)

Pursuant to the Acquisition Agreement, the Company shall acquire the entire CDMA Business owned and operated by the Unicom Group prior to the Completion Commencement Date (including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd. (representing the entire interest in Unicom Huasheng Telecommunications Technology Co. Ltd. held by CUCL)) and relevant assets (including certain Jointly Used CDMA Network Assets and other related assets as agreed between the Company and CUCL and set out in the Acquisition Agreement) and other assets and liabilities in relation to the CDMA subscribers agreed among the parties in the Acquisition Agreement.

The assets which are to be acquired pursuant to the Acquisition Agreement are more particularly detailed in an appendix to the Acquisition Agreement, including (i) CDMA subscribers with 133/153 user code numbers as at 12:00 a.m. on the Completion Commencement Date as recorded in CUCL’s billing and other systems, (ii) certain transmission operations relating to the CDMA Business, (iii) certain Jointly Used CDMA Network Assets, (iv) certain sales office in ten northern provinces, (v) certain intellectual property rights, (vi) certain handset terminals of the CDMA Business, (vii) certain rights to use CDMA-related computer rooms and equipment, (viii) certain information technology systems and network equipment, (ix) certain other related fixed and moveable assets, (x) certain domestic and overseas third party contracts and business arrangements (if any), (xi) certain employees of CUCL and (xii) the equity interest in China Unicom (Macau) Company Limited and Unicom Huasheng Telecommunications Technology Co. Ltd.

The Acquisition Agreement sets out the detailed principles and arrangements on the segregation, verification and transfer mechanism for the Acquired Business and the parties will prepare a final list of the Acquired Business within 20 days after the Completion

Commencement Date (or such other date as agreed between the parties). In addition, as provided for under the Acquisition Agreement, the Company and its subsidiaries also entered into a number of ancillary agreements with CUCL and its affiliated companies in relation to the detailed arrangements with respect to the Acquired Business. The Acquisition Agreement has superseded all other previous oral and written agreements in connection with the Proposed Business Acquisition.

CONSIDERATION

Consideration

The consideration for the Proposed Business Acquisition shall be RMB43.8 billion (“Preliminary Consideration”), subject to the adjustments described below.

Consideration adjustment

The Preliminary Consideration for the Proposed Business Acquisition shall be adjusted as follows:

Preliminary Consideration x A = Final Consideration

If R1/R2 plus 0.02 is equal to or more than 1, then A shall equal 1

If R1/R2 plus 0.02 is less than 1, then A shall equal to R1/R2 plus 0.02 where

R1 is the Unicom CDMA Service Revenue for the six months ended June 30, 2008 as set out in the 2008 interim report of Unicom.

R2 is the Unicom CDMA Service Revenue for the six months ended June 30, 2007 as set out in the 2007 interim report of Unicom.

Payment of consideration

The Final Consideration for the Proposed Business Acquisition shall be paid in cash and shall be paid in three instalments to CUCL. 70% of the Final Consideration will be paid on or within three days after the Completion Commencement Date. Within three days after the Completion End Date (as defined below), the Company shall pay 20% of the Final Consideration. Subject to the Final Completion (as defined below), the Company shall pay the remaining 10% of the Final Consideration before March 31, 2009.

OTHER KEY TERMS OF THE ACQUISITION AGREEMENT

Employees

The Company agrees with CUCL that 29.3% of the employees who had employment agreements with CUCL and Unicom Huasheng

Telecommunications Technology Co. Ltd. as of December 31, 2007 shall be transferred to the Company. Employees whose responsibilities are directly related to the CDMA Business shall be from CUCL to the Company. In addition, a certain percentage of employees whose responsibilities include supporting the development and general management of the CDMA Business shall be transferred from CUCL to the Company. A detailed plan has been agreed between the Company and CUCL taking into account the differences in the businesses of the two companies in southern and northern PRC. Employees on secondment to CUCL whose responsibilities are directly related to the CDMA Business shall also be transferred to the Company. The Company and CUCL will also agree on the number of other employees on secondment to CUCL to be transferred to the Company.

Pre-Completion undertakings

Except otherwise agreed in the transaction documents, or with the consent of the Company or the joint working committee (as described below), each of CUCL and Unicom undertakes that prior to the Completion Commencement Date, it will, among others:

(i)	not make any material changes to the usual operating policy of the Acquired Business (including but not limited to the operation, sales, pricing arrangements and policies of the Acquired Business);

(ii)	not make any material changes to the usual financial policy of the Acquired Business;

(iii)	not enter into, amend or terminate any contracts relating to the Acquired Business involving an amount of RMB20 million or above or invest in or dispose of any asset or liability relating to the Acquired Business where such asset or liability have a value of RMB20 million or above;

(iv)	maintain the normal operation of the Acquired Business and provide usual standard services to subscribers of the Acquired Business;

(v)	actively maintain the subscriber base of the Acquired Business and develop the subscriber base in accordance with its usual sales practice;

(vi)	provide all necessary assistance to enable the Company to verify the Acquired Business and will complete all Completion preparatory work in accordance with the Completion plan which is more particularly detailed in an appendix to the Acquisition Agreement;

(vii)	allow the Company access to the computer rooms and sales offices that are within the scope of the Acquired Business and other information and records in relation to the Acquired Business;

(viii)	notify and consult with the Company on any events or circumstances that may have a material adverse effect on the Acquired Business; and

(ix)	maintain and will not make any material change to the information technology systems which record the CDMA subscribers’ obligations and liabilities attributable to the Acquired Business before the Completion Commencement Date.

Transitional arrangements

The Company and CUCL agree on the principles in relation to the transitional arrangements during the period from the Completion Commencement Date to no later than March 31, 2009, which are more particularly detailed in an appendix to the Acquisition Agreement. Under such arrangements, CUCL shall provide those operating conditions and assurances including, in particular, the reciprocal use of the information technology system and value-added service platform that are necessary to ensure the normal operation of the CDMA Business during such period.

Jointly Used CDMA Network Assets

The Company and CUCL shall enter into separate agreement(s) in accordance with the principles set out in the Acquisition Agreement to provide to each other necessary operational assistance and service support with respect to Jointly Used CDMA Network Assets following Completion to ensure the normal operations of the respective business of the parties after the Completion Commencement Date and that services provided to subscribers are not affected.

Joint working committee

The joint working committee that was established pursuant to the Framework Agreement shall continue to be responsible for ensuring the stable operation and transition of the CDMA Business during the course of the Proposed Business Acquisition.

Representations and warranties

CUCL represents and warrants that,

(i)	it has the necessary permission or licence to operate the Acquired Business (including basic telecommunications and value-added telecommunications services); and

(ii)	the transfer of the Acquired Business does not breach any applicable laws, its constitutional documents, or any material contracts between itself and third parties.

CUCL also makes detailed representations and warranties with respect to the title and condition of the various types of assets that comprise the Acquired Business, the financial condition of the Acquired Business and the accuracy of the information provided to the Company, which are more particularly detailed in an appendix to the Acquisition Agreement.

Unicom represents and warrants that the performance by Unicom of its obligations under the Acquisition Agreement will not result in a breach of any applicable laws, its constitutional documents, or any material contracts between itself and third parties. Unicom further warrants the accuracy of the representations and warranties made by CUCL. Unicom further guarantees all the obligations, liabilities and indemnities of CUCL under the Acquisition Agreement.

The Company represents and warrants that the performance by the Company of its obligations under the Acquisition Agreement will not result in a breach of any applicable laws, its constitutional documents, or any material contracts between itself and third parties and that the Company has immediately available funds to pay each instalment of the consideration for the Proposed Business Acquisition on each payment date.

Indemnity by CUCL

CUCL agrees to indemnify the Company against all losses suffered by the Company as a result of any disputes, claims or litigation in connection with the Acquired Business existing or taking place before the Completion Commencement Date, or as a result of activities which were conducted prior to the Completion Commencement Date.

COMPLETION OF THE PROPOSED BUSINESS ACQUISITION

Conditions precedent to Completion

Completion of the Proposed Business Acquisition shall be conditional upon satisfaction or waiver of the following:

(i)	Unicom has obtained approval from its shareholders in relation to the Proposed Business Acquisition and in such manner as required by applicable laws, regulations and listing rules and has obtained approval from its independent shareholders in relation to the termination of the Unicom CDMA Lease (including the waiver of the option to purchase the CDMA Network);

(ii)	CUCL has obtained all approvals for the Proposed Business Acquisition in accordance with applicable laws and regulations;

(iii)	Unicom Telecommunications has obtained approval from its shareholders in relation to the Proposed Business Acquisition by Unicom and CUCL and in such manner as required by applicable laws, regulations and listing rules and has obtained approval from its non-affiliated shareholders in relation to the termination of the Unicom CDMA Lease (including the waiver of the option to purchase the CDMA Network);

(iv)	relevant government and regulatory authorities have approved the sale of the Acquired Business and the CDMA Network;

(v)	there has been no material adverse change to the operation of the CDMA Business;

(vi)	the Company has obtained approval from its shareholders in relation to the change of business scope and making necessary amendments to the articles of association of the Company and in such manner as required by applicable laws, regulations and the Listing Rules;

(vii)	the Company has obtained approval from its independent shareholders in relation to the Telecom CDMA Lease and the agreements on other connected transactions that need to be amended as a result of the Proposed Business Acquisition and in such manner as required by the Listing Rules;

(viii)

the Company and China Telecom Group have obtained all approvals that are necessary to operate the Acquired Business including, but not limited to, approval by the Ministry of Industry and Information Technology for China Telecom Group to

operate and license to the Company to operate mobile telecommunications business and to use the relevant telecommunications resources such as CDMA bandwidth and telecom network numbers has been obtained;

(ix)	CUCL has performed all necessary procedures as required under applicable laws or other contracts to which CUCL (including procedures in relation to the creditors’ notice and consents) are subject to in accordance with the Completion plan;

(x)	the representations and warranties made by Unicom and CUCL in the Acquisition Agreement on the date of the Acquisition Agreement remain true, accurate and complete;

(xi)	CUCL and the Company do not have any dispute on the progress of the Completion preparatory work and the respective provincial branches of CUCL and the Company have entered into detailed agreements in relation to the implementation of the transactions contemplated under the Acquisition Agreement before August 15, 2008; and

(xii)	CUCL and the Company have completed business and assets verification in accordance with the detailed provisions in the Completion plan set out in the Acquisition Agreement and specific revenue due diligence and have agreed on the results of such verification and due diligence.

The parties shall use reasonable endeavours to procure the conditions precedent to be satisfied as soon as practicable before October 1, 2008. In addition, the parties agree that completion of the Proposed Business Acquisition and completion of the acquisition of the CDMA Network by China Telecom Group from the Network Sellers shall commence at the same time. If the conditions precedent are not satisfied or waived before December 31, 2008 (or any other day as agreed between the parties), the Acquisition Agreement shall terminate automatically.

Completion

The completion of the Proposed Business Acquisition shall commence on the Completion Commencement Date. As from the Completion Commencement Date, the Acquired Business shall become legally owned by the Company. Unless agreed otherwise by CUCL and the Company, any liabilities and obligations related to the Acquired Business before the Completion Commencement Date shall be borne by CUCL, and any liabilities and obligations related to the Acquired Business arising since the Completion Commencement Date shall be borne by the Company.

The Company and CUCL shall complete the necessary procedures for the substantive transfer of the Acquired Business to the Company within 60 days after the Completion Commencement Date (and the date of completion of such substantive transfer, which shall be confirmed by the Company, Unicom and CUCL in writing, shall be the “Completion End Date”) in accordance with the Completion plan. Any assets or liabilities which form part of the Acquired Business but the transfer of which have not been completed on the Completion End Date shall be governed by the terms of the Completion plan until the transfer of such assets or liabilities have been completed (such completion being the “Final Completion”).

DEFINITIONS

In this summary of the Acquisition Agreement, unless the context otherwise requires, the following terms have the following meanings:

“Acquired Business”	the entire CDMA Business owned and operated by CUCL prior to the Completion Commencement Date and relevant assets (including certain CDMA and GSM shared base stations and other related assets as agreed between the Company and CUCL and set out in the Acquisition Agreement) and other assets and liabilities in relation to the CDMA subscribers agreed between the parties in the Acquisition Agreement and, for the avoidance of doubt, excluding the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd.

“Acquisition Agreement”	the agreement for transfer of CDMA business and the appendices in relation to the Proposed Business Acquisition entered into among the Company, CUCL and Unicom on July 27, 2008

“CDMA”	Code Division Multiple Access Technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, including all upgrades to such technology from time to time

“CDMA Business”	the business of providing, operating or marketing the provision of CDMA telecommunications business by the Unicom Group

“CDMA Network”	the CDMA cellular telecommunications network constructed by Unicom New Horizon

“China Telecom Group”	China Telecommunications Corporation, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited, a joint stock limited liability company incorporated in the PRC with limited liability and whose H Shares and American depositary shares are listed on the Main Board of the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively

“Completion”	the completion of the Proposed Business Acquisition

“Completion Commencement Date”	October 1, 2008 or such other date as may be agreed by the parties under the Acquisition Agreement

“CUCL”	China Unicom Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Unicom

“Final Consideration”	the final purchase price as determined following adjustment of the Initial Consideration in accordance with the price adjustment mechanism in the Acquisition Agreement

“Framework Agreement”	the Framework Agreement for Transfer of the CDMA Business entered into among the Company, CUCL and Unicom on June 2, 2008

“GSM”	global cellular system for mobile communications, a digital cellular telephone system operating in the 900 MHz, 1800 MHz and 1900 MHz frequency band based on digital transmission and cellular network architecture with roaming

“Jointly Used CDMA Network Assets”	assets which are jointly used by the CDMA Business or network, and other business or network of CUCL

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“MHz”	Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second

“Network Sellers”	Unicom Parent and Unicom New Horizon

“PRC”	the People’s Republic of China which, for the purposes of this summary, not including the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan

“Proposed Business Acquisition”	the proposed acquisition of the Acquired Business from CUCL by the Company

“RMB”	Renminbi, the lawful currency of the PRC

“Telecom CDMA Lease”	the CDMA network capacity lease agreement dated July 27, 2008 between the Company and China Telecom Group

“Unicom”	China Unicom Limited, a company incorporated in Hong Kong whose shares are listed in the Main Board of the Stock Exchange of Hong Kong Limited and whose American depositary shares are listed on the New York Stock Exchange

“Unicom CDMA Lease”	the CDMA network capacity lease agreement dated October 26, 2006 between Unicom Telecommunications, Unicom New Horizon and Unicom Parent

“Unicom CDMA Service Revenue”	the service revenue generated by Unicom in the course of operating its CDMA telecommunication business exclusive of the total revenue from the sale of telecommunication products

“Unicom Group”	Unicom and CUCL

“Unicom New Horizon”	Unicom New Horizon Mobile Telecommunications Company Limited, a company incorporated in the PRC and a wholly-owned subsidiary of Unicom Parent

“Unicom Parent”	China United Telecommunications Corporation, a limited liability company incorporated in the PRC and the ultimate shareholding company of Unicom

“Unicom Telecommunications”	China United Telecommunications Corporation Limited, a joint stock limited liability company incorporated in the PRC whose shares are listed on the Shanghai Stock Exchange